

September 20, 2013

<u>Via U.S. Mail</u>
Mr. Kenneth J. Yonika
Chief Financial Officer
Capital Group Holdings, Inc.
16624 North 90th Street, Suite 200
Scottsdale, AZ 85260

Re: Capital Group Holdings, Inc.
Item 4.01 Form 8-K
Filed September 17, 2013
File No.   000-17064

Dear Mr. Yonika:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

1.   You disclose that on September 4, 2013 Semple, Marchel and Cooper, LLP ("SMC") notified you of its decision to resign as your independent registered public accounting firm; you also state that on that date SMS was deemed no longer independent based upon unpaid fees due to them. Please explain to us why SMC's independence was not considered to be impaired earlier, for example, at the time of the filing of your Forms 10-Q and 10-Q/A for the Quarterly Periods Ended September 30, 2012, December 31, 2012 and March 31, 2013. Please refer to the Public Company Accounting Oversight Board's Ethics Rulings on Independence, Integrity, and Objectivity, ET Section 191 as necessary in your response.

2.   You disclose that there were no disagreements between you and SMC "except for the matter surrounding the accounting treatment of common stock price guarantee disclosed in Form 8-K/A filed December 27, 2012." Please revise your disclosure to describe the disagreement over the accounting treatment of the common stock guarantee between you and SMC in more detail as required by Item 304(a)(1)(iv) of Regulation S-K.

3.   Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Semple, Marchel and Cooper, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants currently date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief